UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

I-Sector Corporation (Name of Issuer)
Common Stock (Title of Class of Securities)
45031W 10 7 (CUSIP Number)

PEAK6 Capital Management, LLC
209 S. LaSalle Street, Suite 200
Chicago, Illinois 60604 (Telephone: (312)-362-2401)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /

    Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031W 10 7	13D

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Jennifer J. Makowiec

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power 365,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power 365,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 365,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 9.2187%

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 45031W 10 7	13D

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Matthew N. Hulsizer

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power 365,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power 365,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 365,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 9.2187%

(14)	Type of Reporting Person (See Instructions). IN

CUSIP No. 45031W 10 7	13D

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEAK6 Capital Management LLC

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 365,000

		(8)	Shared Voting Power

		(9)	Sole Dispositive Power 365,000

		(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 365,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 9.2187%

(14)	Type of Reporting Person (See Instructions). BD

CUSIP No. 45031W 10 7	13D

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEAK6 Investments, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power 365,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power 365,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 365,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 9.2187%

(14)	Type of Reporting Person (See Instructions). PN

CUSIP No. 45031W 10 7	13D

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEAK6, LLC

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group (See Instructions)	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power

		(8)	Shared Voting Power 365,000

		(9)	Sole Dispositive Power

		(10)	Shared Dispositive Power 365,000

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 365,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row (11) 9.2187%

(14)	Type of Reporting Person (See Instructions). OO

SCHEDULE 13-D/A
Amendment Number 2
I Sector Corporation
Filed by PEAK6 Capital Management, LLC ("PEAK6"),
PEAK6 Investments, L.P. ("LP"), PEAK6, LLC ("LC"),
Jennifer J. Makowiec ("Makowiec"), and Matthew N. Hulsizer ("Hulsizer")

Items 3-5 Inclusive for PEAK6:
Item 3.	Source and Amount of Funds or Other Considerations:
All acquisitions of the common stock of the Issuer were acquired by PEAK6 using working capital funds.
Item 4.	Purpose of Transaction:
Investment purposes. PEAK6 does have intent to acquire additional securities of the Issuer if such additional securities become available at a price PEAK6 considers reasonable.
Item 5.	Interest in Securities of the Issuer.
(a) PEAK6 owns 365,000 shares of the Issuer directly, which is 9.2187% of the outstanding common stock of Issuer.
(b) PEAK6 has sole voting power and dispositive power with respect to such 365,000 shares of common stock of Issuer.
(c) In the past sixty days, PEAK 6 has made the following open market transactions in the Issuer's stock, all effectuated in their own account located in Chicago, Illinois:
Purchase Date	# of Shares	Share Price
April 7, 2001	7,000	$1.04
April 20, 2001	10,900	$1.04
April 30, 2001	5,300	$1.02
May 14, 2001	4,800	$1.02
June 12, 2001	3,000	$1.10
July 10, 2001	500	$1.00
July 10, 2001	5,000	$1.11
July 16, 2001	1,100	$1.05
July 16, 2001	3,400	$1.05
July 16, 2001	500	$1.05

Items 3-5 Inclusive for the LP:
Item 3.	Source and Amount of Funds or Other Considerations:
The LP indirectly owns the 365,00 shares of Issuer owned by PEAK6 by virtue of directly owning 100.00% of the membership interests of PEAK6 and being the managing member of PEAK6. See PEAK6's response to Item 3 herein.
Item 4.	Purpose of Transaction:
The LP acquired its shares of common stock of Issuer for the same purposes as PEAK6. See PEAK6's response to Item 4 herein.
Item 5.	Interest in Securities of the Issuer.
(a) By virtue of owning 100.00% of the outstanding membership interests of PEAK6, the LP beneficially owns 365,000 shares of the Issuer (owned directly by PEAK6), which is 9.2187% of the outstanding common stock of Issuer.
(b) By virtue of owning 100.00% of the outstanding membership interests of PEAK6, the LP has shared voting power and shared dispositive power with respect to such 365,000 shares of common stock of Issuer owned by PEAK6.
(c) See PEAK6's response to Item 5(c) herein.
Items 3-5 Inclusive for the LP:
Item 3.	Source and Amount of Funds or Other Considerations:
The LLC indirectly owns the 365,00 shares of Issuer owned by PEAK6 by virtue of directly owning 86% of the LP and being the general partner the LP. See PEAK6's response to Item 3 herein.
Item 4.	Purpose of Transaction:
The LLC acquired its shares of common stock of Issuer for the same purposes as PEAK6. See PEAK6's response to Item 4 herein.
Item 5.	Interest in Securities of the Issuer.
(a) By virtue of owning 86% of the LP, and all votes of the LP, the LLC beneficially owns 365,000 shares of the Issuer (owned directly by PEAK6), which is 9.2187% of the outstanding common stock of Issuer.
(b) By virtue of owning 86% of the LP, the LLC has shared voting power and shared dispositive power with respect to such 365,000 shares of common stock of Issuer owned by PEAK6.
(c) See PEAK6's response to Item 5(c) herein.

Items 3-5 Inclusive for Makowiec:
Item 3.	Source and Amount of Funds or Other Considerations:
Makowiec is a managing member of the LLC. See PEAK6's and the LP's responses to Item 3 herein.
Item 4.	Purpose of Transaction:
Makowiec acquired her shares of common stock of Issuer for the same purposes as PEAK6. See PEAK6's response to Item 4 herein.
Item 5.	Interest in Securities of the Issuer.
(a) By virtue of being a managing member of the LLC, Makowiec beneficially controls 365,000 shares of the Issuer (owned directly by PEAK6), which is 9.2187% of the outstanding common stock of Issuer.
(b) By virtue of being a managing member of the LLC, Makowiec has shared voting power and shared dispositive power with respect to such 365,000 shares of common stock of Issuer owned by PEAK6.
(c) See PEAK6's response to Item 5(c) herein.
Items 3-5 Inclusive for Hulsizer:
Item 3.	Source and Amount of Funds or Other Considerations:
Hulsizer is a managing member of the LLC. See PEAK6's and the LP's responses to Item 3 herein.
Item 4.	Purpose of Transaction:
Hulsizer acquired his shares of common stock of Issuer for the same purposes as PEAK6. See PEAK6's response to Item 4 herein.
Item 5.	Interest in Securities of the Issuer.
(a) By virtue of being a managing member of the LLC, Hulsizer beneficially controls 365,000 shares of the Issuer (owned directly by PEAK6), which is 9.2187% of the outstanding common stock of Issuer.
(b) By virtue of being a managing member of the LLC, Hulsizer has shared voting power and shared dispositive power with respect to such 365,000 shares of common stock of Issuer owned by PEAK6.
(c) See PEAK6's response to Item 5(c) herein.

    A joint filing agreement is filed as an exhibit to the Schedule 13D/A

    Signatures.

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true.

August 22, 2001

PEAK6 CAPITAL MANAGEMENT, LLC
By: PEAK6 Investments, L.P., its managing member By: PEAK6, LLC, its general partner
By:	/s/ JENNIFER J. MAKOWIEC Jennifer J. Makowiec Managing Member
By:	/s/ MATTHEW HULSIZER Matthew Hulsizer Managing Member
PEAK6 INVESTMENTS, L.P.
By: PEAK6, LLC, its general partner
By:	/s/ JENNIFER J. MAKOWIEC Jennifer J. Makowiec Managing Member
By:	/s/ MATTHEW HULSIZER Matthew Hulsizer Managing Member
PEAK6, LLC
By:	/s/ JENNIFER J. MAKOWIEC Jennifer J. Makowiec Managing Member
By:	/s/ MATTHEW HULSIZER Matthew Hulsizer Managing Member
JENNIFER J. MAKOWIEC /s/ JENNIFER J. MAKOWIEC

MATTHEW HULSIZER /s/ MATTHEW HULSIZER